Exhibit 12(b)

CLECO POWER
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the three months ended	For the twelve months ended
March 31, 2002
(Thousands, except ratios)

Earnings from continuing operations	$ 14,097	$ 64,411
Income taxes	7,925	34,765

Earnings from continuing operations before income taxes	$ 22,022	$ 99,176
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Fixed charges:
Interest, long-term debt	$ 5,980	$ 23,586
Interest, other (including interest on short-term debt)	554	2,763
Amortization of debt expense, premium, net	206	860
Portion of rentals representative of an interest factor	154	518

Total fixed charges	$ 6,894	$ 27,727
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Earnings from continuing operations before
income taxes and fixed charges	$ 28,916	$ 126,903
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Ratio of earnings to fixed charges	4.19 x	4.58 x
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